UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

New Mountain Private Credit Fund

(Name of Issuer)

New Mountain Private Credit Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest (Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John R. Kline

President and Chief Executive Officer

New Mountain Private Credit Fund

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, DC 20001

May 1, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

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☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

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FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO originally filed on May 1, 2026, as amended by Amendment No. 1 to Schedule TO filed on June 3, 2026 (as amended, the “Statement”) by New Mountain Private Credit Fund (the “Fund”) in connection with the offer by the Fund (the “Offer”) to purchase up to 2,055,589 of its outstanding common shares of beneficial interest (the “Shares”), at a price equal to the net asset value per Share as of June 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2026, and the related Letter of Transmittal, filed as Exhibits (a)(1)(ii)-(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

  The Offer expired at 11:59 p.m., Eastern Time, on June 1, 2026.
  156,338 Shares were validly tendered prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act.
  The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $23.12.
  The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes issued to the shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund will pay on or about July 31, 2026 to the tendering shareholders a total of $3,482,287, representing the net asset value of the total amount of the Shares tendered by shareholders, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $23.12 per Share as of the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW MOUNTAIN PRIVATE CREDIT FUND

Date: August 3, 2026	By:	/s/ John R. Kline
	Name: Title:	John R. Kline President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit

107	Calculation of Filing Fee Table.

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